File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑          Form 40-F  ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐          No  ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

EXHIBIT INDEX
SIGNATURES

EXHIBIT INDEX

Exhibit Title	Page

Financial Statements for year ended December 31 2006 & 2005 and Independent Auditor’s Report	1- 38

Signature	39

Macronix International Co., Ltd.

Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and the Shareholders
Macronix International Co., Ltd.
We have audited the accompanying balance sheet of Macronix International Co., Ltd. (“the Company) as of December 31, 2006 and the related statement of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company’s certain investees, the investments in which are accounted for by the use of they equity method. The financial statements of these investees were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amount included for such investees, are based solely on the reports of such other auditors. The carrying value of these equity-method investments was NT$237,938 thousand as of December 31, 2006, and the related investment loss was NT$155,482 thousand for the year then ended. Further, the financial statements of Macronix International Co., Ltd. as of and for the year ended December 31, 2005, which are presented herewith for comparison purposes only, were audited by other auditor, whose report dated March 8, 2006, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the financial statements of certain equity-method investees which were audited by other auditors and the Company’s adoption of Statement of Financial Accounting Standards (SFASs) No. 35 “Accounting for Asset Impairment”.
We conducted our audit in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of December 31, 2006, and the results of its operation and its cash flows for the year then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, on January 1, 2006, the Company adopted SFASs No. 34 “Accounting for Financial Instruments” and No. 36 “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.
We have also audited the consolidated financial statements of Macronix International Co., Ltd. and subsidiaries as of and for the year ended December 31, 2006, and have issued an unqualified opinion with an explanatory paragraph in our report dated March 21, 2007.
March 21, 2007
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$11,148,952	29	$9,419,483	22
Notes and accounts receivable, net (Notes 2 and 5)	1,724,296	4	1,559,808	4
Receivables from related parties, net (Notes 2 and 21)	1,114,293	3	1,097,949	2
Other receivables, net (Notes 2 and 21)	292,237	1	170,618	—
Inventories, net (Notes 2 and 6)	3,966,242	10	3,541,355	8
Restricted assets (Note 22)	1,276,260	3	1,928,913	4
Other current assets (Notes 2, 19 and 23)	414,573	1	435,539	1

Total current assets	19,936,853	51	18,153,665	41

LONG-TERM INVESTMENTS (Notes 2, 3, 7, 8 and 9)
Investments accounted for using equity method	1,308,747	3	1,144,936	3
Prepayment for long-term investments	586,510	2	—	—
Available-for-sale financial assets	826,647	2	261,192	1
Financial assets carried at cost	233,500	1	258,500	—

Total long-term investments	2,955,404	8	1,664,628	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10, 21 and 22)
Cost:
Land	598,076	2	598,076	1
Buildings and structures	15,959,269	41	15,832,072	36
Machinery equipment	49,447,877	127	49,765,749	114
Research and development equipment	2,415,851	6	2,360,747	5
Transportation equipment	23,932	—	24,554	—
Leasehold improvements	2,419	—	2,419	—
Miscellaneous equipments	780,067	2	810,847	2
Construction in progress and prepayments for equipment	1,565,057	4	284,542	1

	70,792,548	182	69,679,006	159
Less: Accumulated depreciation	57,065,310	147	53,522,352	122

Net property, plant and equipment	13,727,238	35	16,156,654	37

INTANGIBLE ASSETS (Note 2)
Deferred charges, net (Note 23)	566,490	2	668,467	2
Software, net	42,996	—	86,028	—

Total intangible assets	609,486	2	754,495	2

OTHER ASSETS
Deferred income taxes, net (Notes 2 and 19)	1,547,133	4	1,679,428	4
Assets to be disposed of by sale (Notes 2, 10 and 22)	—	—	5,300,000	12
Other assets (Note 22)	51,915	—	22,590	—

Total other assets	1,599,048	4	7,002,018	16

TOTAL	$38,828,029	100	$43,731,460	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 11)	$200,000	1	$130,000	—
Accounts payable	1,736,950	4	1,884,444	4
Payables to related parties (Note 21)	121,528	—	147,182	—
Income taxes payable (Notes 2 and 19)	103,179	—	163,966	—
Accrued expenses	1,837,845	5	1,613,367	4
Current portion of bonds payable (Notes 2 and 12)	—	—	3,000,000	7
Current portion of long-term bank loans (Notes 13 and 22)	1,050,428	3	1,635,295	4
Other current liabilities	625,149	2	206,845	1

Total current liabilities	5,675,079	15	8,781,099	20

LONG-TERM LIABILITIES
Long-term bank loans, net of current portion (Notes 13 and 22)	1,591,315	4	5,777,743	13

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 14)	335,255	1	341,478	1
Credit balances of long-term investments (Notes 2 and 7)	31,471	—	272,597	1
Guarantee deposits	244	—	143	—

Total other liabilities	366,970	1	614,218	2

Total liabilities	7,633,364	20	15,173,060	35

SHAREHOLDERS’ EQUITY (Notes 2, 3, 15, 16 and 17)
Capital stock, $10 per value
Authorized - 6,550,000 thousand shares
Issued - 2,916,158 thousand shares in 2006 4,995,296 thousand shares in 2005	29,161,578	75	49,952,963	114
Capital surplus
Long-term investments	51,343	—	57,990	—
Employee stock option	736	—	—	—
Retained earnings (accumulated deficit)	1,440,510	4	(21,388,090)	(49)
Other adjustments
Unrealized gain on financial instruments	598,451	2	—	—
Cumulative translation adjustments	84,412	—	77,902	—
Treasury stock (at cost) -
3,516 thousand shares in 2006 and 6,023 thousand shares in 2005	(142,365)	(1)	(142,365)	—

Total shareholders’ equity	31,194,665	80	28,558,400	65

TOTAL	$38,828,029	100	$43,731,460	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated March 21, 2007)

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings (Loss) Per Share)

	2006		2005
	Amount	%	Amount	%

GROSS SALES	$22,961,932		$18,659,616

SALES RETURNS AND ALLOWANCE	171,060		92,351

NET SALES (Notes 2 and 21)	22,790,872	100	18,567,265	100

COST OF SALES (Notes 18 and 21)	15,938,179	70	18,602,999	100

GROSS PROFIT (LOSS)	6,852,693	30	(35,734)	—

UNREALIZED INTERCOMPANY PROFIT (Note 2)	20,523	—	—	—

REALIZED GROSS PROFIT (LOSS)	6,832,170	30	(35,734)	—

OPERATING EXPENSES (Notes 18 and 21)
Marketing	725,244	3	599,701	3
General and administrative	1,228,997	6	1,123,706	6
Research and development	2,989,776	13	2,907,017	16

Total operating expenses	4,944,017	22	4,630,424	25

INCOME (LOSS) FROM OPERATIONS	1,888,153	8	(4,666,158)	(25)

NON-OPERATING INCOME AND GAINS
Gain on disposal of property, plant, equipment and others (Note 2)	159,058	1	3,724	—
Interest income (Note 24)	138,859	1	87,303	—
Gains on inventory value recoveries (Note 2)	74,678	—	482,926	3
Dividend income (Note 2)	31,920	—	32,797	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 3 and 24)	15,631	—	421,648	2
Equity in earnings of equity method investees, net (Notes 2 and 7)	9,989	—	—	—
Foreign exchange gains, net (Note 2)	7,079	—	—	—
Gains on bad debt recoveries	—	—	49,774	—
Others (Note 21)	146,146	1	109,562	1

Total non-operating income and gains	583,360	3	1,187,734	6

(Continued)

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings (Loss) Per Share)

	2006		2005
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 10 and 24)	$212,708	1	$288,717	1
Loss on impairment of financial assets (Notes 2 and 3)	25,000	—	510,482	3
Equity in losses of equity method investees, net (Notes 2 and 7)	—	—	2,428,456	13
Foreign exchange loss, net (Notes 2 and 3)	—	—	105,937	1
Others	204,185	1	17,211	—

Total non-operating expenses and losses	441,893	2	3,350,803	18

INCOME (LOSS) BEFORE INCOME TAX	2,029,620	9	(6,829,227)	(37)

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 19)	4,428	—	(197,962)	(1)

NET INCOME (LOSS)	$2,034,048	9	$(7,027,189)	(38)

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS (LOSS) PER SHARE (Note 20)
Basic	$0.70	$0.70	$(2.34)	$(2.41)

Diluted	$0.70	$0.70	$(2.34)	$(2.41)

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Note 17):

	2006	2005

NET INCOME (LOSS)	$2,034,048	$(7,043,761)

EARNINGS (LOSS) PER SHARE
Basic	$0.70	$(2.42)

Diluted	$0.70	$(2.42)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 21, 2007)	(Concluded)

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

							Other Adjustments
						Retained	Unrealized Loss	Unrealized Gain
	Capital Stock		Capital Surplus			Earnings	on Long-term	(Loss) on	Cumulative		Total
	Shares			Long-term	Employee	(Accumulated	Equity	Financial	Translation		Shareholders’
	(in Thousands)	Par Value	Excess of Par	Investments	Stock Options	Deficit)	Investments	Instruments	Adjustment	Treasury Stock	Equity

BALANCE, JANUARY 1, 2005	5,035,296	$50,352,963	$315,704	$39,945	$—	$(13,886,018)	$(1,351,527)	$—	$62,042	$(1,188,436)	$34,344,673

Capital surplus transferred to accumulated deficit	—	—	(315,704)	—	—	315,704	—	—	—	—	—

Cancellation of treasury stock	(40,000)	(400,000)	—	—	—	(646,071)	—	—	—	1,046,071	—

Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	—	(144,516)	—	—	—	—	(144,516)

Adjustment of capital surplus accounted for under the equity method	—	—	—	18,045	—	—	—	—	—	—	18,045

Net loss in 2005	—	—	—	—	—	(7,027,189)	—	—	—	—	(7,027,189)

Reversal of unrealized loss on long-term investments of investees	—	—	—	—	—	—	1,351,527	—	—	—	1,351,527

Translation adjustments	—	—	—	—	—	—	—	—	15,860	—	15,860

BALANCE, DECEMBER 31, 2005	4,995,296	49,952,963	—	57,990	—	(21,388,090)	—	—	77,902	(142,365)	28,558,400

Adjustment arising from initial adoption of SFAS	—	—	—	—	—	—	—	636,491	—	—	636,491

Cancellation of common shares used to offset accumulated deficits	(2,079,474)	(20,794,745)	—	—	—	20,794,745	—	—	—	—	—

Issuance of common shares	100	1,000	—	—	—	(193)	—	—	—	—	807

Issuance of stock from exercising stock options	236	2,360	—	—	736	—	—	—	—	—	3,096

Adjustment arising from changes in percentage of ownership in investees	—	—	—	(6,647)	—	—	—	—	—	—	(6,647)

Net income in 2006	—	—	—	—	—	2,034,048	—	—	—	—	2,034,048

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	(71,036)	—	—	(71,036)

Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	32,996	—	—	32,996

Translation adjustments	—	—	—	—	—	—	—	—	6,510	—	6,510

BALANCE, DECEMBER 31, 2006	2,916,158	$29,161,578	$—	$51,343	$736	$1,440,510	$—	$598,451	$84,412	$(142,365)	$31,194,665

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated March 21, 2007)

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$2,034,048	$(7,027,189)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,247,897	6,728,480
Amortization	274,011	423,011
Provision for (reversal of) doubtful receivables	62,228	(49,774)
Gain on inventory value recoveries	(74,678)	(482,926)
Loss on impairment of financial assets	25,000	510,482
Gain on disposal of financial instruments, net	(13,218)	(412,587)
Equity in loss (earnings) of equity method investees, net	(9,989)	2,428,456
Gain on disposal of property, plant, equipment and others	(159,058)	(3,724)
Unrealized intercompany profit	20,523	—
Accrued redemption premium of convertible bonds	—	(17,706)
Deferred income tax	63,275	197,963
Net changes in operating assets and liabilities:
Notes and accounts receivable	(165,325)	548,388
Receivables from related parties	(67,339)	(660,963)
Other receivables	(132,362)	28,649
Inventories	(340,272)	1,723,896
Other current assets	19,994	37,762
Accounts payable	(147,494)	263,853
Payables to related parties	(34,782)	18,055
Income tax payable	(60,787)	—
Accrued expenses	252,617	26,936
Other current liabilities	3,177	11,769
Accrued pension cost	(34,362)	90,961

Net cash provided by operating activities	6,763,104	4,383,792

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted assets	618,078	179,306
Acquisitions of available-for-sale financial assets	(5,850,000)	(11,164,106)
Acquisitions of investments accounted for using equity method	(943,560)	(83,942)
Proceeds from disposal of available-for-sale financial assets	5,863,218	11,630,760
Liquidation proceeds from equity investee	436	—
Acquisitions of property, plant and equipment	(2,436,022)	(1,739,183)
Proceeds from disposal of property, plant and equipment	175,203	1,694
Increase in intangible assets	(68,947)	(132,963)
Proceeds from disposal of assets to be disposed of	5,300,000	—
Decrease in other assets	5,250	26,266

Net cash provide by (used in) investing activities	2,663,656	(1,282,168)

(Continued)

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term bank loans	$70,000	$(912,282)
Decrease in short-term notes	—	(99,924)
Decrease in capital lease obligations	—	(303,446)
Repayment on bonds payable	(3,000,000)	(415,315)
Repayment on long-term bank loans	(4,771,295)	(1,659,376)
Increase (decrease) in guarantee deposits	101	(206)
Proceeds from exercise of employee stock option	3,096	—
Proceeds from issuance of capital stock	807	—

Net cash used in financing activities	(7,697,291)	(3,390,549)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,729,469	(288,925)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,419,483	9,708,408

CASH AND CASH EQUIVALENTS, END OF YEAR	$11,148,952	$9,419,483

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid (excluding capitalized interest)	$252,078	$285,532

Income tax paid	$4,194	$6,454

NON-CASH FINANCING ACTIVITIES:
Current portion of bonds payable	$—	$3,000,000

Current portion of long-term bank loans	$1,050,428	$1,635,295

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisitions of property, plant and equipment	$2,834,626	$1,559,780
Net decrease (increase) in payables to contractors and equipment suppliers	(398,604)	179,403

Cash paid	$2,436,022	$1,739,183

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 21, 2007)	(Concluded)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Macronix International Co., Ltd. (the Company), a Republic of China (R.O.C.) corporation, was incorporated in the Hsinchu Science Park (“HSP”), Taiwan on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. The Company also designs, research and development, consultation, and trade of relevant products.

The Company’s shares were listed on the Taiwan Stock Exchange (TSE) since March 15, 1995. The Company listed a portion of its shares on the NASDAQ Stock Market in the form of American Depositary Shares (ADSs) since May 1996 and on the Luxembourg Stock Exchange in the form of Global Depositary Shares (“GDSs”) since April 2004.

As of December 31, 2006 and 2005, the Company had 3,591 and 3,529 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guideline Governing Business Accounting, and accounting principles generally accepted in the R.O.C. Under those guidelines, laws and principles the company should make certain estimates and assumptions that could affect the amounts of allowance for doubtful accounts, allowance for sales discounts, allowance for loss on inventories, depreciation of property, plant and equipment, amortization of deferred charges, loss on assets impairment, and pension expense. Actual results may differ from those estimates.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those held for trading purposes and those expected to be converted to cash and cash equivalent, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred and expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Commercial papers and bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value through Profit or Loss

Financial instruments at fair value through profit or loss have two categories: (1) held for trading and (2) designated on initial recognition as at fair value through profit or loss. These financial instruments are initially recognized at fair value with transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Derivatives that do not meet the criteria for hedge accounting are treated as financial assets or liabilities held for trading. When the fair value is a positive amount, the derivative is treated as a financial asset; when the fair value is a negative amount, the derivative is treated as a financial liability.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. The changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the period, respectively.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when titles of products and risks of ownership are transferred to customers, primarily upon shipment, since the major part of the earnings process is completed and revenue is realized or realizable. The Company does not recognize sales on transactions involving the delivery of materials to subcontractors since the ownership over the materials is not transferred. An allowance is provided for any sales returns and discounts, which are estimated on the basis of historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales and the related costs are deducted from cost of sales in the year the products are sold.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials and supplies and net realizable value for work in process, finished goods and merchandise. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company holds over 20% ownership or exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was previously amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards (SFAS) No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

If an investee issues additional shares and the Company subscribes for these shares at a percentage different from its current equity in the investee, the resulting difference in the Company’s equity in the investee’s net assets is recorded as an adjustment to capital surplus as well as to the long-term investments accounts. Any decrease in the Company’s equity in the investee’s net assets is debited to capital surplus. If capital surplus from long-term investments is not enough for debiting purposes, the debit is made against unappropriate retained earnings.

On the balance sheet date, the Company evaluates equity method investments for any impairment. An impairment loss is recognized and charged to current income if the investment carrying amount as of the balance sheet date exceeds the expected recoverable amount. Investments in which the Company has significant influence over investees are tested for impairment separately at their carrying amounts.

If the recognized carrying values of the investment plus any advances to the investee are reduced to zero, the Company will discontinue recognizing its investment loss. But if the Company (a) guarantees the investee’s obligations of an investee or commits to provide financial support to an investee or (b) if the investee’s losses are temporary and evidence sufficiently shows imminent return to profitability, the Company will continue to recognize its investment loss. This credit balance in the carrying value of a long-term investment and advances are credited to other current liabilities in the balance sheets.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

Financial Assets Carried at Cost

Investments without quoted market prices in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks, are carried at their original cost. The accounting treatment for cash and stock dividend arising from financial assets carried at cost is the same as that for available-for-sale financial assets.

If there is objective evidence of financial asset impairment, a loss is recognized. This impairment loss is irreversible.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized, while maintenance and repairs are expensed currently.

Depreciation is calculated using the straight-line method over service lives which are initially estimated as follows: buildings and structures, 5 to 20 years; machinery equipment, 5 years; research and development equipment, 5 years; transportation equipment, 5 years; leasehold improvement, 5 years; miscellaneous equipment, 2 to 5 years. Properties and assets leased to others still in use beyond their initially estimated service lives are further depreciated over the newly estimated service lives.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Issuance costs of convertible bonds are amortized from the issuance date to the expiration date of the redemption period. Software and technology license fees are amortized using the straight-line method over 1 to 5 years or the contract term.

Asset Impairment

If impairment of equity-method investments, property, plant and equipment, intangible assets, deferred charges and assets to be disposed of by sale are assessed on the balance sheet date and the carrying amount of an asset exceeds its recoverable amount, the excess is recognized as loss. If the recoverable amount increases in a future period, the subsequent reversal of the impairment loss is recognized as gain. However, the increased carrying amount of an asset due to reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of depreciation and amortization), had no impairment loss been recognized for the asset in prior years. In addition, impairment loss on goodwill should not be reversed.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Convertible Bonds

Convertible bonds issued before December 31, 2005 are recognized as liabilities at the issue price. Reserve for put premium is recognized as a liability by the interest method during the period from the day of issuance to maturity.

The conversion of convertible bonds is accounted for by the carrying value method. Upon conversion of bonds payable, the related unamortized premium (discount), issuance costs, interest payable, reserve for put premium and the principal amount of the bonds are removed from the accounts. Under this method, convertible bonds and related accounts are transferred to capital stock and capital surplus, and no gain or loss is recorded.

Employee Stock Options

Compensatory employee stock option plans that are granted or amended on or after January 1, 2004 must be accounted for in accordance with the interpretations issued by the Accounting Research and Development Foundation of the R.O.C. The Company uses the intrinsic value method to evaluate the compensation cost of employee stock options and charges any compensation cost to expense over the employee vesting period specified in the stock option plans.

Treasury Stock

The reacquisition of issued stock is accounted for by the cost method. Under this method, the reacquisition cost is debited to the treasury stock account. Treasury stock is shown as a deduction to arrive at shareholders’ equity. If treasury shares are reissued at a price in excess of the acquisition cost, the excess is credited to capital surplus from treasury stock. If the treasury shares are reissued at less than acquisition cost, the deficiency is treated first as a reduction of any capital surplus related to previous re-issuances. If the balance in capital surplus from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

When the treasury shares are retired, the capital stock and additional paid-in capital based on the existing equity are debited. If the treasury shares are retired at a price lower than its par value and additional paid-in capital, the deficiency is credited to capital surplus from treasury stock. If the treasury shares are retired at a price in excess of its par value and capital surplus, the excess is debited to capital surplus from treasury stock. If the balance in capital surplus from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

The Company’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Income Tax

The Company applies intra-period allocations for its income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Foreign-currency Transactions

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of prevailing foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars or when foreign-currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. The balances of foreign-currency assets and liabilities recognized at fair value as of balance sheet date (such as equity instrument) are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows: (a) those to changes of fair value which belongs to adjustments of shareholders’ equity — as translation adjustments under shareholders’ equity; (b) those pertaining to changes of fair value which are charged to current income — as current income; (c) those measured at cost are measured at historical exchange rates of transaction date.

At period-end, the balances of foreign-currency long-term stock investments accounted for by equity method are restated at prevailing exchange rates and the resulting differences are recorded as cumulative translation adjustment under shareholders’ equity.

The Company uses its major correspondent banks’ average price as the prevailing exchange rate stated above.

Reclassification of Accounts

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to be consistent with the financial statements as of and for the year ended December 31, 2006.

3.	ACCOUNTING CHANGES

On January 1, 2005, the Company adopted the SFAS No. 35, “Accounting for Assets impairment.” The adoption of standard resulted in a decrease in equity-method investments of $431,622 thousand, a decrease in assets to be disposed of by sale of $510,482 thousand, an increase in equity in losses of equity method investees of $431,622 thousand and an increase in asset impairment loss of $510,482 thousand for the year ended December 31, 2005.

On January 1, 2006, the Company adopted SFAS No. 34, “Accounting for Financial Instruments” (SFAS No. 34) and No. 36, “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities (including derivatives) upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as a
Separate
Component of
Shareholders’
Equity

Available-for-sale financial assets	$636,491

Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the year ended December 31, 2006, and no cumulative effect of changes in accounting principles was recorded.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the financial statements as of and for the year ended December 31, 2006. The previously issued financial statements as of and for the year ended December 31, 2005 were not required to be retroactively restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Long-term investments

Investments in companies in which the Company does not exercise significant influence over the investees are accounted for by the cost method. As to a long-term stock investment is listed, carried at the lower of cost or market value at the last month of the period and charged to share holder equity.

3)	Forward exchange contracts

Forward exchange contracts, which are used for hedging purposes, are recorded at spot rates on the contract starting dates. The foreign-currency amount of each contract multiplied by the difference between the spot rate on the contract starting date and the contracted forward rate is amortized over the contract period. On the balance sheet dates, the gains or losses on the contracts are computed by multiplying the foreign-currency amounts of the contracts by the difference between the spot rates on the contract starting dates and the balance sheet date rates and are credited or charged to income.

The receivables or payables on forward contracts open as of the balance sheet date are translated at prevailing exchange rates and are netted out. The net contract receivable or payable is presented as an asset or a liability in the balance sheet.
The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

Before Reclassification		After Reclassification
Account	Amount	Account	Amount

Long-term investments accounted for using cost method	$519,692	Available-for-sale financial assets	$261,192
		Financial assets carried at cost	258,500
Foreign exchange gains, net	9,061	Gain on settlement and disposal of financial instruments, net	9,061
Effective January 1, 2006, the Company adopted the newly revised SFAS No. 1, “Summary of Generally Accepted Accounting Principles”; SFAS No. 5, “Long-term Investments in Equity Securities”; and SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method,” which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. These accounting changes did not have a material effect on the Company’s financial position or results of operations as of and for the year ended December 31, 2006, and no cumulative effect of changes in accounting principles was recorded.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2005

Petty cash	$220	$480
Checking and savings accounts	3,357,839	5,712,189
Time deposits	7,487,795	2,600,031
Cash equivalents — commercial paper acquired under resold agreements	303,098	1,106,783

	$11,148,952	$9,419,483

5.	NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2006	2005

Notes receivable	$660	$4,232

Accounts receivable	1,827,233	1,633,790
Less — allowance for doubtful receivables	70,293	69,456
Less — allowance for sales returns and discounts	33,304	8,758

	1,723,636	1,555,576

	$1,724,296	$1,559,808

6.	INVENTORIES

	December 31
	2006	2005

Finished goods and merchandise	$1,562,916	$1,836,598
Work in process	3,959,706	3,842,102
Raw materials	415,238	138,585
Supplies and spare parts	127,694	119,030

	6,065,554	5,936,315
Less — allowance for losses	2,099,312	2,394,960

	$3,966,242	$3,541,355

7.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Macronix (BVI) Co., Ltd.	$422,571	92.07	$—	100.00
Run Hong Investment, Ltd.	267,271	100.00	291,341	100.00
Macronix America Inc.	157,831	100.00	147,754	100.00
Magic Pixel Inc.	114,466	39.92	89,252	39.92
InfoMax Communication Co., Ltd.	99,944	100.00	—	—
MoDioTek Co., Ltd.	49,925	100.00	—	—
Mxtran Inc.	47,950	100.00	—	—
Hui Ying Investment, Ltd.	42,551	100.00	122,272	100.00
MaxNova Inc.	41,160	58.53	10,242	50.00
Gateway Silicon Inc.	39,432	100.00	—	—
MaxRise Inc.	25,646	100.00	—	—
Kang Bao Investment, Ltd.	—	—	484,075	100.00

	1,308,747		1,144,936
Prepayment for long-term investments	586,510		—

	$1,895,257		$1,144,936

(Continued)

	December 31
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Credit balance of long-term investment (other liability)
Procomm Inc.	$25,038	38.38	$29,838	38.38
Joyteck Co., Ltd.	6,433	18.18	5,402	18.18
Macronix (BVI) Co., Ltd.	—	92.07	237,357	100.00

	$31,471		$272,597

(Concluded)
On March 1, 2006, Kang Bao Investment, Ltd. was merged by Run Hong Investment, Ltd at its carrying value and accounted for as a statutory merger.
Since June 2006, the Company has invested in MaxRise Inc., MoDioTek Co., Ltd., InfoMax Communication Co., Ltd., Mxtran Inc., and Gateway Silicon Inc. These companies are, engaged in research and development and design of integrated circuits. As of December 31, 2006, the Company has paid $549,000 thousand and $37,510 thousand to Kingtech Preparatory and MaxRise Inc., respectively, and recorded them under prepayment in long-term investments.
Investment incomes (losses) are summarized as follows:

	Years Ended December 31
	2006	2005

Macronix (BVI) Co., Ltd.	$159,293	$(2,300,967)
Run Hong Investment, Ltd.	(47,677)	(15,584)
Macronix America Inc.	11,198	(11,978)
Magic Pixel Inc.	29,214	(34,254)
InfoMax Communication Co., Ltd.	(56)	—
MoDioTek Co., Ltd.	(75)	—
Mxtran Inc.	(2,050)	—
Hui Ying Investment, Ltd.	(81,201)	(44,054)
MaxNova Inc.	(28,756)	(11,616)
Gateway Silicon Inc.	(568)	—
MaxRise Inc.	(24,420)	—
Kang Bao Investment Ltd.	357	6,894
Procomm Inc.	(4,239)	(29,121)
Joyteck Co., Ltd.	(1,031)	(9,779)
Macronix (Hong Kong) Co., Ltd.	—	22,003

	$9,989	$(2,428,456)

Except for the financial statements of Procomm Inc. and Joyteck Co., Ltd. as of and for the year ended December 31, 2006, the carrying amounts of the investments accounted for using the equity method and credit balance of long-term investment as of December 31, 2006, and the related equity in earnings or losses of equity method investees for the year ended December 31, 2006, were determined based on the audited financial statements of the investees as of and for the same periods. These unaudited financial statements of the investees did not have a material effect on the Company’s financial statements as of and for the year ended December 31, 2006.

Except for the financial statements of Joyteck Co., Ltd. and Magic Pixel Inc. as of and for the year ended December 31, 2006, the consolidated financial statements of the Company include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. Joyteck Co., Ltd. was in the liquidation process starting from May 2006. In December 2006, Magic Pixel Inc. increased its Board of Directors seats and diluted the Company’s control over the Board of Directors. Thus the Company did not have controlling interest over Magical Pixel Inc. and did not include Magic Pixel Inc. in its 2006 consolidated financial statements.
8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2006	2005

Traded stock	$826,647	$261,192

The Ardentec Corporation’s shares have been traded on the R.O.C. GreTai Securities Market (GTSM) since 2005. As of December 31, 2006, the Company was required to deposit 12,514 thousand of Ardentec common shares with book value of $334,750 thousand with GTSM as the Company is represented on Ardentec’s Board. Under GTSM regulation, such deposit shall not be transferred or pledged.
9.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006	2005

Non-publicly traded stocks	$233,500	$258,500

The above investments did not have quoted market prices in an active market and fair value could not be determined using established valuation techniques. Therefore, these equity securities were carried at cost.
10.	PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of:

	December 31
	2006	2005

Buildings and structures	$10,609,738	$9,637,493
Machinery equipment	44,567,586	42,201,769
Research and development equipment	1,206,299	1,000,672
Transportation equipment	18,298	18,981
Leasehold improvement	2,419	2,419
Miscellaneous equipment	660,970	661,018

	$57,065,310	$53,522,352

Information on interest capitalization is summarized as follows:

	Years Ended December 31
	2006	2005

Total interest	$254,338	$369,461
Capitalized interest	41,630	80,744
Capitalized interest rate	3.60%	3.05%
On June 30, 2006, the Company entered into the agreement to sell Fab III to Powerchip Semiconductor Corporation (Powerchip) at the selling price of $5,300,000 thousand. As of December 31, 2006, the entire selling price has been paid by Powerchip.
11.	SHORT-TERM BANK LOANS

	December 31
	2006	2005

Credit loan: Interest rates ranged from 1.85% to 2.41% in 2006 and 1.70% in 2005	$200,000	$130,000

12.	BONDS PAYABLE
On October 29, 2001, the Company issued $3,000,000 thousand of five-year secured debentures (“Secured II”) due in November 2006 with a stated interest rate of 3.3%. Secured II was guaranteed by 17 banks. The interest expense was repayable annually. The bonds were paid in full at maturity.
13.	LONG-TERM BANK LOANS

	December 31
	2006	2005

Syndicated bank loans:
Repayable semi-annually from March 2005 in 10 installments; the amount had been fully repaid by October, 2006, with annual floating interest at 2.66% in 2005	$—	$5,648,000
Repayable at a time by June 2007 repay, with annual floating interest at 2.20% and 1.75% in 2006 and 2005, respectively	800,000	800,000
Repayable monthly from May 2003 to May 2016; with annual floating interest at 3.28% and 3.47% in 2006 and 2005, respectively	638,254	706,638
Repayable semi-annually from June 2003 to October 2006 in 8 installments; with annual floating interest at 2.92% in 2005	—	100,000
Repayable monthly from May 1999 to April 2007; with annual floating interest at 3.28% and 3.47% in 2006 and 2005, respectively	14,600	58,400
Medium to long-term secured loan:
Repayable quarterly from December 2006 to December 2008 in 9 installments; with annual floating interest at 2.88% and 2.81% in 2006 and 2005, respectively (Note)	88,889	100,000
Repayable quarterly from April 2007 to April 2009 in 9 installments; with annual floating interest at 2.87% (Note)	200,000	—
(Continued)

	December 31
	2006	2005

Repayable quarterly from May 2007 to November 2009 in 11 installments; with annual floating interest at 2.75% (Note)	$100,000	$—
Repayable with annual floating interest at 2.69% and will redeem on January 2008 (Note)	100,000	—
Repayable with annual floating interest at 3.10% and will redeem on September 2008 (Note)	300,000	—
Repayable quarterly from September 2007 in 10 installments that was redeemed on December 2009; with annual floating interest at 3.33%	100,000	—
Repayable quarterly from January 2008 to October 2009 in 8 installments; with annual floating interest at 2.91%	300,000	—

	2,641,743	7,413,038
Less — current portion	1,050,428	1,635,295

	$1,591,315	$5,777,743

(Concluded)

Note: The loan agreements require, among others, the maintenance of certain financial ratios based on annual financial statements as shown in Note 23.
14.	PENSION PLANS
The Labor Pension Act (the “Act”) took effect on July 1, 2005, and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Act prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Act. For those employees who were subject to the Labor Standards Act prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be retained. Under the Act, the rate of contribution by an employer to employees’ personal pension accounts should not be less than 6% of each employee’s monthly salary or wage. Starting from July 1, 2005, the Company has made monthly contributions to employees’ personal pension accounts and recognized pension costs of $116,140 thousand and $55,007 thousand for the years ended December 31, 2006 and 2005, respectively.
The Company’s pension plan under the Labor Standards Law is a defined benefit pension plan. Under this pension plan, an employee should receive a lump sum payment of retirement benefits equal to two base units for each year of service in the first 15 years, with each year of service exceeding 15 years entitled to only 1 unit of base wage; the maximum is 45 units. Benefit payments are calculated on the basis of years of employment and the average monthly basic compensation for the last six months prior to retirement. The Company’s annual contribution to the pension fund is at 2% of employee salaries. The funds are deposited in the Central Trust of China, a government-designated custodian of pension funds, and are managed by the Pension Fund Administration Committee.

Information about the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost the year

	2006	2005

Service costs	$25,950	$83,782
Interest costs	24,807	37,108
Projected return on plan assets	(18,887)	(22,922)
Amortization	439	4,394

Net periodic pension costs	$32,309	$102,362

b.	Reconciliation of funded status of the plan and accrued pension cost at December 31, 2006 and 2005

	2006	2005

Benefit obligation
Vested benefit obligation	$1,799	$666
Nonvested benefit obligation	603,858	646,808

Accumulated benefit obligation	605,657	647,474
Additional benefits based on future salaries	376,530	413,357

Projected benefit obligation	982,187	1,060,831
Fair value of plan assets	(762,800)	(727,155)

Funded status	219,387	333,676
Unrecognized service costs	(22,900)	(24,202)
Unrecognized net transition obligation	(43,291)	(46,383)
Unrecognized net income	184,835	78,387

Accrued pension cost	$338,031	$341,478

Vested benefits	$1,799	$720

c.	Actuarial assumptions at December 31, 2006 and 2005

	2006	2005

Discount rate used in determining present values	2.5%	2.5%
Future salary increase rate	3.0%	3.0%
Expected rate of return on plan assets	2.5%	2.5%
15.	SHAREHOLDERS’ EQUITY
Global Depositary Receipts
As of December 31, 2006, 642,000 common shares in the form of 16,052 GDS were traded on the Luxembourg Stock Market and 16,290,000 common shares in the form of 1,628,985 ADS were traded on the NASDAQ Stock Market.
Capital Surplus
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the Company’s paid-in capital.

Retained Earnings Distribution and Dividends Policy
The Company’s Articles of Incorporation, regulates that if there is any surplus for annual closing, firstly it should be deducted for tax payable and accumulated deficits. Then appropriate the 10% as the legal reserve (it is not restricted when the legal reserve achieves the total amount of the Company’s capital stock) and distributed (or reverse) the special reserve in accordance with the law 2% of the balance will be distributed as compensation for directors and supervisors. The remaining shall be added to the undistributed surplus from previous years and distributed in the following manner: (a) 85% as shareholder dividends; (b) 15% for employee bonus.
Distributions, except for the remuneration for directors and supervisors, may be made in the form of cash dividend or stock dividend, as determined by the shareholders at the Annual General Meeting. Both of distributions to shareholder bonus and employee bonus take the form of cash dividend as the first choice. Nevertheless, it still depends on the Company’s financial, sales or operating condition. The Company’s Articles of Incorporation provide that no more than 50% of the current year’s total amount of distributable earnings can be made in the form of stock dividend. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonus may be held wholly or partially as retained earnings for distribution in future years.
Employees eligible to receive stock dividends may include employees from the affiliated companies if they meet the criteria set by the Board of Directors.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s capital stock. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the capital stock if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s capital stock. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s capital stock, up to 50% of the reserve may be transferred to capital.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
On August 8, 2005 the Board of directors approved to cancel 40,000 thousand common shares which repurchased in 2002.
On November 16, 2005, the shareholders approved to cancel 2,079,475 thousand shares of common stock to offset accumulated deficit in the amount of $20,794,745 thousand. The record date for the cancellation of common shares was February 16, 2006.
According to authorization of the Provisional Meeting of Shareholders held on November 16, 2005, the Board of directors meeting held on February 7, 2006 determined to issue 100 thousand common shares by private placement at a discount price of NT$8.07 per common share. The record date for the common shares issued by private placement was February 17, 2006.
As of March 21, 2007, the Board of Directors had not resolved the appropriation for earnings of 2006. The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

16.	EMPLOYEE STOCK OPTION PLANS
The Company has five employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan”, “2004 plan” and “2005 Plan”) approved by the R.O.C. Securities and Futures Bureau (SFB) to grant options up to 80,000,000 units, 170,000,000 units, 200,000,000 units, 200,000,000 units and 200,000,000 units, respectively. Each stock option may subscribe for one common stock share by the delivery of new common stock of the Company. The options are valid in six years subsequent to the grant dates and exercisable at certain percentages subsequent to the second anniversary of the grant date. The options are granted at the exercise price equal to the higher of closing price of the Company’s common shares listed on the Taiwan Stock Exchange (“TSE”) or the Company’s net asset value per common share on the grant date. Exercise price is subject to adjustments for changes of capital structure in accordance with the plans.
For the year ended December 31, 2006, 405 thousand of employee’s stock options had been exercised to issue 236 thousand common stocks. The record date for the common shares was January 31, 2007.

Information with respect to the Company’s each stock option plan is as follows:
Unit: Option Numbers in Thousand and NT$ Per Share

	2005 plan		2004 plan		2003 plan		2002 plan		2001 plan
		Weighted-		Weighted-		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	Average	Number of	average	Number of	average
	Outstanding	Exercise	Outstanding	Exercise	Outstanding	Exercise	Outstanding	Exercise	Outstanding	Exercise
	Stock	Prices	Stock	Price	Stock	Prices	Stock	Prices	Stock	Price
	Option	(NT$/	Option	(NT$/	Option	(NT$/	Option	(NT$/	Option	(NT$/
	Rights	Per Share)	Rights	Per Share)	Rights	Per Share)	Rights	Per Share)	Rights	Per Share)
Year ended December 31, 2006

Beginning balance	196,032	$10.00	167,945	$23.97	141,019	$13.41	93,238	$18.96	329	$19.26
Options granted	691	9.80	—	—	—	—	—	—	—	—
Options exercise	—	—	(62)	12.10	(343)	13.30	—	—	—	—
Options canceled	(35,179)	10.00	(34,77)	23.54	(21,734)	13.40	(17,232)	18.98	(139)	19.36

Ending balance	161,544	10.00	133,107	24.09	118,942	13.42	76,006	18.95	190	19.20

Year ended December 31, 2005

Beginning balance	—	$—	178,623	$24.28	152,253	$13.42	101,439	$18.96	463	$19.29
Options granted	199,309	10.00	5,601	12.04	—	—	—	—	—	—
Options canceled	(3,277)	10.00	(16,279)	23.22	(11,234)	13.53	(8,201)	18.95	(134)	19.34

Ending balance	196,032	10.00	167,945	23.97	141,019	13.41	93,238	18.96	329	19.26

The exercise prices of outstanding options had been adjusted to reflect the cancellation of common stock.

As of December 31, 2006, information about the Company’s outstanding and exercisable option was as follows:

	Options Issued on or After January 1, 2004 and
	Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise Price	Outstanding	Contractual	Exercise Price	Exercisable	Exercise Price
(NT$/Per Share)	(Thousand)	Life (in Years)	(NT$/Per Share)	(Thousand)	(NT$/Per Share)

$22.1	348	3.19	$22.1	203	$22.1
20.9	335	3.24	20.9	196	20.9
24.9	121,403	3.27	24.9	70,941	24.9
24.2	2,595	3.32	24.2	1,512	24.2
18.8	1,375	3.42	18.8	805	18.8
15.8	2,725	3.61	15.8	1,595	15.8
12.1	2,399	3.82	12.1	1,397	12.1
(Continued)

	Options Issued on or After January 1, 2004 and Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise Price	Outstanding	Contractual	Exercise Price	Exercisable	Exercise Price
(NT$/Per Share)	(Thousand)	Life (in Years)	(NT$/Per Share)	(Thousand)	(NT$/Per Share)

$12.1	2,791	4.08	$12.1	1,626	$12.1
11.8	500	4.18	11.8	292	11.8
10.0	152,954	4.60	10.0	89,325	10.0
10.0	5,794	4.66	10.0	3,377	10.0
10.0	2,237	4.82	10.0	1,300	10.0
9.8	559	5.10	9.8	326	9.8

	296,015			172,895

(Concluded)
In accordance with the interpretations issued by the Accounting Research and Development Foundation of the R.O.C., the Company uses the intrinsic value method to evaluate the compensation cost of employee stock options granted on or after January 1, 2004. The compensation cost recognized for the years ended December 31, 2006 and 2005 was zero since the stock options were granted at an exercise price equal to the closing price of the Company’s common shares on the measurement dates. Had the Company applied the fair value based method to evaluate the compensation cost, the assumptions and pro forma results of the Company for the years ended December 31, 2006 and 2005 would have been as follows:

	Years Ended December 31
	2006	2005

Method:	Black-Scholes model

Assumptions:
Risk-free interest rate	1.55%-2.15%	1.55%-2.05%
Expected life (in years)	4.38	4.38
Expected volatility	51.16%-57.50%	52.10%-57.50%
Expected dividend yield	—	—

Fair value per option (NT$/thousand shares)	$1.96	$2.55

	Years Ended December 31
	2006	2005

Net income (loss):
Net income (loss) as reported	$2,034,048	$(7,027,189)

Pro forma net income (loss)	$1,680,492	$(7,540,490)

Earnings per share (EPS, NT$):
Basic EPS as reported	$0.70	$(2.41)

Pro forma basic EPS	$0.58	$(2.59)

Diluted EPS as reported	$0.70	$(2.41)

Pro forma diluted EPS	$0.58	$(2.59)

17.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Ending
Purpose of Purchase	Shares	Decrease	Shares

Year ended December 31, 2006

Parent company stock held by subsidiary (Note)	6,023	2,507	3,516

Year ended December 31, 2005

For subsequent transfer to employees	40,000	40,000	—
Parent company stock held by subsidiary	6,023	—	6,023

	46,023	40,000	6,023

Note: The stock held by subsidiaries had been adjusted to reflect the cancellation of common stock.

As of December 31, 2006 and 2005, the information about the Company’s issued shares held by the subsidiary is as follows:

		Original
	Shares	Carrying Value	Market Value
Company	(Thousand)	(in Thousands)	(in Thousands)

December 31, 2006

Hui Ying Investment, Ltd.	3,516	$142,365	$49,573

December 31, 2005

Hui Ying Investment, Ltd.	6,023	$142,365	$27,036

Under the regulation of the Securities and Future Commission, a corporation should acquire no more than 10% of all its issued shares. The corporation should not pledge treasury shares and should not exercise shareholders’ rights on these shares before their transfer. In addition, the aggregate reacquisition cost should not exceed the combined balance of the retained earnings and certain capital surpluses. However, the subsidiaries holding the company’s issued shares retain shareholders’ rights and privileges on these shares, except that, starting on June 22, 2005, under the revised Company Law, the holders, majority-owned subsidiaries holding the company’s shares are no longer entitled to the right to vote.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Years Ended December 31
	2006			2005
	Classified	Classified as		Classified	Classified as
	as Cost	Operating		as Cost	Operating
	of Sales	Expenses	Total	of Sales	Expenses	Total
Labor cost
Salary	$1,488,125	$1,544,987	$3,033,112	$1,405,747	$1,352,666	$2,758,413
Insurance	103,597	83,582	187,179	101,761	79,560	181,321
Pension	76,244	72,274	148,518	77,847	77,693	155,540
Meal	63,364	41,644	105,008	62,535	38,956	101,491
Others	28,633	37,590	66,223	24,343	29,103	53,446

	$1,759,963	$1,780,077	$3,540,040	$1,672,233	$1,577,978	$3,250,211

Depreciation	$4,682,915	$564,982	$5,247,897	$6,268,735	$459,745	$6,728,480

Amortization	$28,960	$192,988	$221,948	$39,973	$310,998	$350,971

19.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2006	2005

Income tax expense based on “income before income tax” at statutory rate (25%)	$507,405	$(1,707,307)
Tax effect of the following:
Permanent differences	42,575	(118,537)
Temporary differences	243,194	1,053,581
Operating loss carry forwards	(793,174)	—
AMT	1,122	—

Income tax currently payable	$1,122	$(772,263)

b.	Income tax benefit (expense) consisted of the following:

Income tax currently payable	$(1,122)	$—
Adjustment for prior year income tax	68,825	—
Net change in deferred income tax assets:
Operating loss carry forwards	(969,612)	860,458
Investment tax credits	(343,215)	(611,131)
Temporary differences	(250,971)	639,219
Net change in valuation allowance	1,500,523	(1,086,508)

Income tax benefit (expense)	$4,428	$(197,962)

c.	Net deferred income tax assets consisted of the following:

	December 31
	2006	2005

Current deferred income tax assets
Loss carry forwards	$714,996	$—
Investment tax credits	588,746	1,359,358
Temporary differences	811,020	1,242,473

	2,114,762	2,601,831
Valuation allowance	(2,045,742)	(2,601,831)

	$69,020	$—

Non-current deferred income tax assets
Loss carry forwards	$2,660,960	$4,345,568
Investment tax credits	1,987,680	1,560,283
Temporary differences	1,851,828	1,671,346

	6,500,468	7,577,197
Valuation allowance	(4,953,335)	(5,897,769)

	$1,547,133	$1,679,428

d.	The Integrated Income Tax information

	December 31
	2006	2005

The balance of imputation tax credits account	$127,004	$118,259

All of the Company’s earnings generated prior to December 31, 1997 have been appropriated.

There were no retained earnings to be appropriated from 2005, therefore the actual creditable ratio is not applicable for 2005. The estimated creditable ratio for distribution of 2006 earnings is 8.82%.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	As of December 31, 2006, the Company’s tax credits and loss carryforwards were as follows:

		Total	Remaining
Regulatory Basis of		Creditable	Creditable	Expiry
Tax Credits	Items	Amounts	Amounts	Year

Income Tax Law	Loss carry forwards	$1,508,170	$714,996	2007
		2,119,523	2,119,523	2008
		40,946	40,946	2009
		500,491	500,491	2010

		$4,169,130	$3,375,956

(Continued)

		Total	Remaining
Regulatory Basis of		Creditable	Creditable	Expiry
Tax Credits	Items	Amounts	Amounts	Year

Statute for Upgrading Industries	Purchase of machinery equipment	$529,731	$—	2006
		56,386	56,386	2007
		223,209	223,209	2008
		23,496	23,496	2009
		79,767	79,767	2010

		$912,589	$382,858

Statute for Upgrading Industries	Research and development expenditures	$829,046	$—	2006
		531,996	531,996	2007
		315,800	315,800	2008
		973,419	973,419	2009
		371,501	371,501	2010

		$3,021,762	$2,192,716

Statute for Upgrading Industries	Stockholders investment expenditure	$580	$—	2006
		364	364	2007
		488	488	2008

		$1,432	$852

(Concluded)
The income tax return through 2003, except 2002, had already been examined and cleared by the tax authorities; however, the Company is contesting the tax authority’s assessment of its 1995 and 1996 returns. The Company believes that any additional assessment will not have a material effect on its financial statements.
20.	EARNINGS PER SHARE

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2006

Basic and diluted EPS
Income available to common shareholders	$2,029,620	$2,034,048	2,912,409	$0.70	$0.70

Year ended December 31, 2005

Basic and diluted EPS
loss available to common shareholders	$(6,829,227)	$(7,027,189)	2,912,306	$(2.34)	$(2.41)

The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company’s basic and diluted earnings per share are the same for the years ended December 31, 2006 and 2005 as the Company’s employee stock options and convertible bonds possessed an anti-dilutive effect on the Company’s earnings per share.

21.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the financial statements and other notes, the following is a summary of significant related party transactions:
a.	Related parties and their relationships associated with the Company:

Related Parties	Relationship

Macronix America Inc. (“MXA”)	Subsidiary
Macronix (BVI) Co., Ltd. (“MXBVI”)	Subsidiary
Magic Pixel Inc. (“MPI”)	Equity investee (MPI was a subsidiary before December 2006)
MaxNova Inc. (“MaxNova”)	Subsidiary
Procomm Inc. (“Procomm”)	Equity investee
Joyteck Co., Ltd. (“Joyteck”)	Subsidiary
Macronix (Hong Kong) Co., Ltd. (“MXHK”)	Subsidiary
Macronix Europe NV. (“MXE”)	Subsidiary
Macronix Pte Ltd. (“MPL”)	Subsidiary
Macronix Japan (Cayman Islands) Limited (“MXJ”)	Subsidiary
Biomorphic Microsystems Corporation (“BMC”)	Subsidiary
Tower Semiconductor Ltd. (“Tower”)	MXBVI served as its Board of director
Ardentec Corporation (“Ardentec”)	The Company served as its Board of director
Macronix Education Foundation (“MXIC Education”)	The same chairman
MegaChips Corporation (“MegaChips”)	Its subsidiary served as the Company’s Board of Director
MegaChips LSI Solutions Inc. (“MegaChips LSI”)	Subsidiary of MegaChips
MegaChips (Hong Kong) Ltd. (“MegaChips HK”)	Subsidiary of MegaChips LSI
MegaChips LSI Solutions Inc. Taiwan Branch (“MegaChips LSI Taiwan Branch”)	Taiwan Branch of MegaChips
b.	Significant transactions with related parties:
1)	Sales to related parties were as follows:

	For the Years Ended December 31
	2006		2005
		% of		% of
Related Parties	Amount	Net Sales	Amount	Net Sales

MegaChips LSI	$8,079,190	35	$5,574,616	30
MXHK	1,309,872	6	1,699,578	9
MXE	535,215	2	519,523	3
MPI	336,708	2	159,792	1
MXA	329,126	1	650,133	4
MegaChips LSI Taiwan Branch	277,600	1	165,617	1
BMC	183,158	1	53,649	—
MegaChips HK	150,638	1	—	—
Others	30,687	—	8,183	—

	$11,232,194	49	$8,831,091	48

Sale prices to MXA, MXE and MXHK are negotiated based on those charged to ultimate customers and are not comparable to those with external customers as MXA, MXE and MXHK are the primary regional distributors. Sales to MPI are priced at a markup on the unit cost of the product, which is not comparable to those with other customers. Sales prices to other related parties are not comparable with those to external customers as the Company is the sole provider for them.

The sales term to the related parties is between 30 to 60 days after monthly closing, similar to those with external customers.

2)	Purchases

	For the Years Ended December 31
	2006		2005
		% of		% of
Related Parties	Amount	Net Sales	Amount	Net Sales

Tower	$507,013	8	$188,562	3
MXHK	8,359	—	—	—
MegaChips LSI Taiwan Branch	—	—	53,380	1

	$515,372	8	$241,942	4

The wafers purchased from Tower were customized and based on specifically negotiated terms for which is not comparable to those with other venders. The payment term with Tower for the years ended December 31, 2006 and 2005 were net 45 days and net 30 days, respectively. The payment term with MXHK for the years ended December 31, 2006 and 2005 both were 60 days after monthly closing. The payment term with MegaChips LSI Taiwan Branch for the years ended December 31, 2006 and 2005 both were 45 days after monthly closing.

3)	Subcontract processing charges from related parties were as follows:

	For the Years Ended December 31
	2006		2005
Related Parties	Amount	%	Amount	%

Ardentec	$74,688	—	$218,274	1

4)	Operating expense

	For the Years Ended December 31
	2006		2005
Related Parties	Amount	%	Amount	%

MXA	$97,725	2	$97,346	2
MXJ	86,799	2	91,514	2
Tower	31,982	1	43,761	1
MXBVI	16,911	1	28,660	1
MPL	16,231	—	15,231	—
Procomm	15,375	—	—	—
MXE	10,737	—	10,666	—
MXIC Education	9,000	—	10,166	—
MaxNova	131	—	30,056	1
Others	10,391	—	21,823	1

	$295,282	6	$349,223	8

The above operating expenses paid to MXA and MXJ are mainly for commission and marketing expenses, respectively.

5)	Operating leases to related parties were as follows:

	For the Years Ended December 31
	2006		2005
Related Parties	Amount	%	Amount	%

MPI	$5,194	4	$4,596	4
MaxNova	3,384	2	3,384	3
Others	1,464	1	1,107	1

	$10,042	7	$9,087	8

The Company collects monthly lease income from the related parties. The amount of lease payment is based on the office space leased by each related party and recorded as other income under non-operating income.

6)	Merchandises purchased from related parties were as follows:

	For the Years Ended December 31
	2006		2005
		% of Net		% of Net
Related Parties	Amount	Purchases	Amount	Purchases

Joyteck	$—	—	$631	—

c.	Receivables and payables with the related parties:
1)	Accounts receivable

	December 31
	2006		2005
Related Parties	Amount	%	Amount	%

MagaChips LSI	$712,837	64	$525,143	48
MXHK	185,298	17	325,821	30
MXE	95,830	9	73,462	7
MegaChips HK	65,953	6	—	—
MPI	59,653	5	20,339	2
BMC	47,508	4	24,765	2
MXA	14,654	1	16,965	2
MegaChips LSI Taiwan Branch	—	—	126,876	11
Others	3,598	—	4,968	—

	1,185,331	106	1,118,339	102
Less: Allowance for doubtful receivables	71,038	6	20,390	2

Net	$1,114,293	100	$1,097,949	100

2)	Other receivables

	December 31
	2006		2005
Related Parties	Amount	%	Amount	%

BMC	$22,006	8	$—	—
MXHK	2,527	1	—	—
MagaChip LSI	2,244	1	49,911	29

	26,777	10	49,911	29
Less: Allowance for doubtful receivables	22,275	8	11,532	7

Net	$4,502	2	$38,379	22

Under R.O.C. GAAP, the accounts receivable for related parties with the collection period exceeds those with external customers for certain period of time had been reclassified into other receivables.
3)	Accounts payables

	December 31
	2006		2005
Related Parties	Amount	%	Amount	%

Tower	$64,531	53	$56,108	38
MXA	38,808	32	62,976	43
Ardentec	5,274	4	16,298	11
MXJ	2,659	2	6,159	4
Others	10,256	9	5,641	4

Total	$121,528	100	$147,182	100

4)	In 2002, the Board of Directors approved to provide a guarantee with a ceiling of US$150,000 thousand in total for MXBVI, its subsidiaries, for debts and derivative financial instrument transactions. The summary was listed as follows:

	December 31
Related Parties	2006		2005

MXBVI	US$	58,600	US$	58,600

22.	PLEDGED OR MORTGAGED ASSETS

The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit for land leases, capital leases and long-term bank loans. Assets pledged as collaterals were as follows:

	December 31
	2006	2005

Pledged time deposits — current (show as restricted assets — current)	$1,276,260	$1,928,913
Property, plant and equipment, net	1,898,334	6,656,690
Pledged time deposits — non-current (show as other assets — other)	34,575	—
Assets to be disposed of by sale	—	4,939,213

	$3,209,169	$13,524,816

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
As of December 31, 2006, the Company’s commitments and contingencies were as follows:
a.	The Company’s significant construction and machinery contracts totaled approximately $2,935,745 thousand. As of December 31, 2006, the Company has paid $557,963 thousand pursuant to these contracts. Future irrevocable payment in total is $2,377,782 thousand.

b.	As of December 31, 2006, unused letters of credit for purchasing machinery aggregated approximately $260,018 thousand.

c.	The land on which the Company is located was leased from the Hsinchu Science-Based Industrial Park Administration under renewable operating lease agreements. The lease term is from 1990 to 2020.

Future minimum annual rentals under the leases are as follows:

Year	Amount

2007	$44,585
2008	44,585
2009	44,585
2010	35,331
2011	32,246
2012-2020	113,896

$315,228

d.	Certain debt agreements, entered into by the Company with several banks including Taishin Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio is less than 1.0. The medium-term loan with one bank, requires the Company’s debt ratio should be under 1.0 and the net asset value should be greater than $25,000,000 thousand for semi-annual and annual audited report, otherwise the bank will re-examine the Company’s credit line. The medium-term loan with one of the banks, requires the Company’s debt ratio to be under 1.2 on a semi-annual and annual basis as determined by the audited financial statements, otherwise the loan will be due immediately. As of December 31, 2006, the Company is in compliance with the foregoing convent.

e.	The license fee for the products license agreement entered into by the Company and C Company has been fully paid. As of December 31, 2006, no royalties were paid as licensed products had not been commercialized.

f.	The Company entered into a technology agreement with D Company. As of December 31, 2006, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay US$24,000 thousand of running royalties, unused running royalties estimated by the Company was $612,521 thousand, of which $118,651 thousand was recorded under prepaid expenses, while $493,870 thousand was under deferred charges.

g.	In 2004, the Company entered into two addendums to the technology agreement stated in (f) above with D Company. The fixed license fee for the addendums to the technology agreement totaled US$7,500 thousand. As of December 31, 2006, US$ 1,250 thousand has been paid. Nil of running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the year ended December 31, 2006 as licensed products had not been commercialized.

h.	The Company entered into a technology development and foundry service agreement with E company in June, 2006, the term for the agreement shall be five and seven years respectively, from the commence date (or prior to July 2007). The company shall pay E company $200,000 thousand prior to April, 2007. As of December 31, 2006, the company has not made any payment yet.

i.	On March 7, 2006, Spansion, Inc. filed an action against the Company and its subsidiary, Macronix America Inc., in the U.S. District Court for the Northern District of California. The original complaint asserted causes of action for false advertising, trademark dilution and unfair competition. On May 19, 2006, Spansion filed a First Amended Complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arose out of the comparative advertising and marketing of the Macronix NBitTM flash memory chips. On June 5, 2006, the Company and Macronix America filed answers to the First Amended Complaint denying the allegations of the First Amended Complaint and asserting a number of affirmative defenses. A case management conference was held on June 13, 2006, and the trial date was set for June 18, 2007. On March 9, 2007, the Company and Spansion agreed to settle the present lawsuit and filed the stipulation of dismissal with prejudice.
24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Nonderivative financial instruments

Assets
Investments accounted for using equity method (including credit balance of long-term investment)	$1,277,276	$—	$872,339	$—
Available-for-sale financial assets	826,647	826,647	261,192	897,683
Financial assets carried at cost	233,500	—	258,500	—
Liabilities
Bonds payable (including current portions)	—	—	3,000,000	3,038,616
Long-term bank loans (including current portion)	2,641,743	2,641,743	7,413,038	7,413,038
b.	Methods and assumptions for the fair values of financial instruments
1)	The above financial instruments do not include cash and cash equivalents, notes and accounts receivable, other receivables, short-term bank loans, notes and accounts payable. The carrying amounts of aforementioned instruments reported in the balance sheets approximate their fair values.

2)	Available-for-sale financial assets have quoted market prices in an active market; the quoted market prices are viewed as fair values.

3)	The prices of long-term investments and financial assets carried at cost are not immediately available, their fair value are determined using valuation technique incorporating estimates and assumptions that are consistent with prevailing market cautions.

4)	Fair value of long-term bank loans is estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types (similar maturity dates). The fair value of long-term bank loans with floating interest rates is equivalent to their carrying value. Fair value of convertible bonds payable is based on quoted market prices, others are determined using the present value of forecasted cash flows. Fair value of capital lease obligation is determined using the present value of forecasted cash flows discounted at interest rates for obtaining equipment under capital lease.
c.	As of December 31, 2006 and 2005, financial assets (liabilities) exposed to fair value interest rate risk and cash flow interest rate risk were as follows:

	December 31
	2006	2005
Fair value interest rate risk
Financial assets	$9,104,769	$5,697,097
Financial liabilities	—	(3,000,000)
Cash flow interest rate risk
Financial assets	3,354,798	5,650,819
Financial liabilities	(2,841,743)	(7,543,038)
d.	Interest income (expenses), for the year ended December 31, 2006 and 2005, arising from the financial assets (liabilities), excluding those at fair value through profit and loss, were as follows:

	Years Ended December 31
	2006	2005

Total interest income	$138,859	$87,303
Total interest expenses (Including capitalized amount)	254,338	369,461
e.	The Company entered into derivative contracts for the years ended December 31, 2006 and 2005 to hedge its exposures to fluctuations of exchange rates for its foreign-currency transactions. The strategy is to hedge most of the market price or cash flow risks.

The net exchange gains from financial instruments held for trading for the years ended December 31, 2006 and 2005 are $2,413 thousand and $9,061 thousand, respectively.
f.	Financial risks
1)	Market price risk. The financial instruments held by the Company are exposed to interest rate, foreign exchange rate and price risks.
2)	Credit risk. The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. Contracts with positive fair values at the balance sheet date are evaluated for credit risk. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated. Credit risk represents the positive net settlement amount of those contracts with positive fair value on the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.
3)	Liquidity. Investment in financial assets carried at cost do not have an active market, thus, the liquidity risk of those investment is material. The Company has sufficient operating capital to meet the above cash demand.

4)	The cash flow risk of interest rate. The Company is exposed to the long term bank loans with floating interest rate. The Company manages interest rate risk by borrowing the loans with fixed and floating interest rate.
25.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information:
The Company operates principally as a designer manufacturer and supplier of integrated circuits and memory chips. The Company designs, research and development, consultation, and trade of relevant products.
b.	Geographic information: None.
c.	Gross export sales:

	Years Ended December 31
Area	2006	2005

Asia	$14,527,451	$11,782,917
Europe	537,618	519,523
Americas	336,511	629,235

	$15,401,580	$12,931,675

The export sales information is based on sale areas within the region.
d.	Major customer information:

	Years Ended December 31
	2006		2005
	Amount	%	Amount	%

Customer A	$8,079,190	35	$5,574,616	30

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 11, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center